Exhibit 99.20

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Class B shareholders (“Class B Shareholders”) of MERCER PARK BRAND ACQUISITION CORP. (the “Company”) will be held through teleconference at https://us02web.zoom.us/j/2641663265?pwd=RHhYclg3UnRpYmJub0tEblZKakJLdz09 (meeting ID: 264 166 3265 and passcode: 123456) on October 14, 2020, at the hour of 10:00 am (Toronto time) for the following purposes (the “Meeting”).

1.	To elect the directors of the Company to hold office until the next annual meeting of the Company, or until such time as their successors are duly elected or appointed;

2.	To appoint MNP LLP, Chartered Professional Accountants, as the auditors of the Company and to authorize the directors of the Company to fix the remuneration to be paid to the auditors; and

3.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed September 22, 2020 as the record date for the determination of the Class B Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Class B Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered Class B Shareholder of the Company and unable to attend the Meeting through teleconference, please complete, date and sign the accompanying form of proxy and deposit it with Goodmans by email at mercerproxyvote@goodmans.ca at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of Ontario) before the time and date of the Meeting or any adjournment or postponement thereof.

The Company is holding the Meeting this year as a completely virtual Meeting, which will be conducted via teleconference.

Out of an abundance of caution, to proactively deal with the public health impact of the recent coronavirus outbreak, also known as COVID-19, and to mitigate risks to the health and safety of our communities, Class B Shareholders, employees or other stakeholders, we will hold the Meeting in virtual only format, which will be conducted via teleconference. Class B Shareholders will not be able to attend the meeting in person.

DATED this 21st day of September, 2020.

BY ORDER OF THE BOARD OF

MERCER PARK BRAND ACQUISITION CORP.

Jonathan Sandelman

Chairman and Director